United States
Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
 Under the Securities Exchange Act of 1934
BISON CAPITAL ACQUISITION CORP.
 (Name of Issuer)
Ordinary Shares, no par value
 (Title of Class of Securities)
G1142P 104
(CUSIP Number)
Xynomic Pharmaceuticals, Inc.
Suite 4202, K. Wah Centre
1010 Middle Huaihai Road
Shanghai 200031, China
Telephone:  +86 21 33566200 x 8009

with a copy to:

Dr. Wenseng Wendy Pan
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2018
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP G1142P 104

1	NAMES OF REPORTING PERSONS
Xynomic Pharmaceuticals, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,911,250*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,911,250*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,911,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.95%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Represents 1,911,250 ordinary shares, no par value, of the Issuer (as defined in Item 1 herein) that are subject to the Voting Agreement (as defined in Item 4 herein), entered into by Xynomic and certain shareholders of the Issuer. Pursuant to Rule 13d-4 under the Exchange Act, Xynomic expressly disclaims beneficial ownership of any such shares or other securities of the Issuer subject to the Voting Agreement, and nothing herein shall be deemed an admission by Xynomic as to the beneficial ownership of such shares or other securities.

**	Percentage calculated based on 7,978,937 ordinary shares outstanding as of September 12, 2018, as set forth in the Merger Agreement (as defined below).

SCHEDULE 13D
CUSIP G1142P 104

Item 1.  Security and Issuer.
This statement on Schedule 13D (this “Schedule”) relates to the ordinary shares, no par value, (the “Ordinary Shares”) of Bison Capital Acquisition Corp., a British Virgin Islands company limited by shares (the “Issuer”). The Issuer’s principal executive office is located at 609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China 100016.
Item 2.  Identity and Background.
(a)	This statement is filed by Xynomic Pharmaceuticals, Inc., a Delaware corporation (“Xynomic”).
(b)	The principal office of Xynomic is Suite 4202, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai 200031, China.
(c)
Xynomic, founded in 2016 by industry veterans and headquartered in the U.S. with operations in Raleigh, North Carolina and Shanghai, China, is principally engaged in the research, development and commercialization of innovative targeted cancer therapeutics in the U.S., Europe and China. Xynomic has in-licensed a clinical stage drug candidate from Pharmacyclics/AbbVie and a pre-clinical stage drug candidate from Boehringer Ingelheim and is collaborating with Janssen R&D, LLC in a clinical trial of a combination therapy. Xynomic focuses on orally delivered small molecule drugs. Xynomic builds and develops its oncology pipeline through both in-licensing from strategic partners and internal research and development efforts supported by its scientists with expertise in tyrosine kinase inhibition and epigenetic modification.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Xynomic are set forth on Annex A hereto and are incorporated by reference herein in their entirety.
(d)
During the past five years, none of Xynomic or, to the best of its knowledge, any person listed on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of Xynomic or, to the best of its knowledge, any person listed on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
On September 12, 2018, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), and as an inducement for Xynomic to enter into the Merger Agreement, certain shareholders of the Issuer (the “Supporting Shareholders”) entered into the Voting Agreement (as defined in Item 4 below) with Xynomic with respect to 1,911,250 Ordinary Shares beneficially owned, in the aggregate, by the Supporting Shareholders. As described in response to Item 4, such 1,911,250 Ordinary Shares beneficially owned by the Supporting Shareholders have not been purchased by Xynomic, and thus no funds were used for such purpose. Other than entering into the Merger Agreement, Xynomic did not pay any monetary or other consideration to the Supporting Shareholders in connection with the execution and delivery of the Voting Agreement. For descriptions of the Merger Agreement and the Voting Agreement, see Item 4 below, which descriptions are incorporated by reference in response to this Item 3.

SCHEDULE 13D
CUSIP G1142P 104

Item 4.  Purpose of the Transaction.
Merger Agreement
On September 12, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Xynomic, Bison Capital Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Yinglin Mark Xu, solely in his capacity as the stockholder representative thereunder (the “Stockholder Representative”).
Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into Xynomic, with Xynomic continuing as the surviving entity and a wholly-owned subsidiary of the Issuer (the “Merger” and the “Surviving Company”). The Merger will become effective at such time on the closing date as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such other time specified in the certificate of merger (the “Effective Time”).
Prior to the consummation of the Merger (the “Closing”), the Issuer will continue out of the British Virgin Islands and domesticate as a Delaware corporation and will no longer be considered a company incorporated in the British Virgin Islands (the “Domestication”).
At the Effective Time, each share of Xynomic common stock and preferred stock issued and outstanding prior to the Effective Time (excluding dissenting shares, if any) will be automatically converted into the right to receive, on a pro rata basis, the Closing Consideration Shares (as defined below) and the Earnout Shares (as defined below), and each option to purchase Xynomic stock that is outstanding immediately prior to the Effective Time will be assumed by the Issuer and automatically converted into an option to purchase shares of common stock of the Issuer.
Aggregate Merger Consideration
Pursuant to the Merger Agreement, the aggregate merger consideration payable upon the Closing (the “Aggregate Merger Consideration”) consists of the Closing Merger Consideration (as defined below) and the Earnout Consideration (as defined below).
The “Closing Merger Consideration” means (a) $350,000,000, minus (i) the amount of Xynomic’s closing indebtedness, plus (ii) the amount of Xynomic’s closing cash, minus (iii) the amount of Xynomic’s transaction expenses, plus (iv) certain closing tax assets, plus (v) the amount, if any, by which Xynomic’s closing working capital exceeds an agreed upon target amount of working capital, minus (vi) the amount, if any, by which such target amount of working capital exceeds Xynomic’s closing working capital. The Closing Merger Consideration is payable in newly issued shares (the “Closing Consideration Shares”) of Issuer’s common stock at a value of $10.15 per share.
The Merger Agreement provides that, in addition to the Closing Merger Consideration, Xynomic stockholders will receive additional consideration (the “Earnout Consideration”) of an additional approximately 9,852,216 shares of Issuer common stock (representing approximately $100,000,000 based on a $10.15 per share value of the Issuer’s common stock) (the “Earnout Shares” and, together with the Closing Consideration Shares, the “Merger Consideration Shares”). At the Closing, the Earnout Shares will be deposited in an earnout escrow account (the “Earnout Escrow Account”). In the event that Xynomic (or, after the Closing, the Issuer) obtains a worldwide exclusive license to a Phase II-ready oncology drug candidate identified by the parties on or prior to March 12, 2019 (the “Earnout Criteria”), the Earnout Shares will be released to Xynomic stockholders, provided that 3% of the Earnout Shares will be deposited in the Escrow Account as a part of the Escrow Shares upon the release. If the Earnout Criteria are not achieved, the Earnout Shares will be returned to the Issuer.

SCHEDULE 13D
CUSIP G1142P 104

Escrow Account
At the Closing, 3% of the Closing Consideration Shares will be deposited in an escrow account (the “Escrow Account”) to serve as security for, and the exclusive source of payment of, the Issuer’s indemnity rights under the Merger Agreement and any excess of the estimated Closing Merger Consideration over the final Closing Merger Consideration amount determined post-Closing. If the Earnout Shares are released to Xynomic’s stockholders, 3% of such shares will be added to the Escrow Account for the same purposes (all shares deposited in the Escrow Account are referred to as “Escrow Shares”).
Xynomic stockholders are entitled to vote all the Escrow Shares and the Earnout Shares while they are held in escrow.
Indemnification Obligations
Xynomic’s stockholders are severally, and not jointly and severally, obligated to indemnify, defend and hold harmless the Issuer and certain of its related parties from and against any and all losses arising out of or relating to:
•	the breach of any representation or warranty made by the Issuer set forth in Article III of the Merger Agreement; or
•	the breach of any covenant or agreement on the part of Xynomic to be performed prior to or at the closing of the Merger.

SCHEDULE 13D
CUSIP G1142P 104

Indemnifiable losses generally do not include (a) any exemplary, consequential, incidental, indirect, special, punitive or treble damages, except to the extent paid by a party to a third party in connection with a third party claim, (b) calculations of damages or losses using loss of future revenue, income or profits or diminution of value, (c) damages based on a multiple of value or (d) damages based on loss of business reputation or opportunity.
Except in the case of fraud by Xynomic or its subsidiaries, the maximum aggregate amount of indemnification payments which the Xynomic stockholders will be obligated to pay in respect of the above indemnification obligations will not exceed the shares in the Escrow Account. The Xynomic stockholders’ indemnification obligations under the Merger Agreement are subject to other limitations, including a $500,000 deductible.
Escrow Shares released to the Issuer to satisfy indemnification claims will be valued at the then-current value of the Issuer’s common stock, but not less than $5.00 per share or more than $30.00 per share. Any Escrow Shares not used to satisfy claims of the Issuer under the Merger Agreement will be released from escrow to the former Xynomic stockholders 18 months after closing (subject to extension to address any unresolved indemnification claims that may be pending at such time).
Representations and Warranties
Under the Merger Agreement, Xynomic and its subsidiaries (collectively, the “Group Companies”), on the one hand, and the Issuer and Merger Sub, on the other hand, each made representations and warranties to each other, including without limitation as to such parties’ corporate powers, capital structure, financial condition, legal activity and compliance, and in the case of each of the Group Companies, its assets, liabilities, properties, taxes, recent operations, contracts, related party transactions, insurance, employee matters and certain other matters. The representations and warranties made by the Group Companies in the Merger Agreement will survive the Closing for 18 months (with any claims for fraud surviving until the expiration of the applicable statute of limitations). Any claims that are made prior to, but have not been resolved by, the applicable expiration time will survive until finally resolved. The representations and warranties made by the Issuer and Merger Sub in the Merger Agreement will not survive the consummation of the Merger.
The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations and warranties in the Merger Agreement are also modified in important part by the disclosure schedules and annexes attached thereto, which are not filed publicly and which may be subject to contractual standards of materiality or material adverse effect applicable to the contracting parties that differ from what may be viewed as material to investors. The representations and warranties in the Merger Agreement and the items listed in the disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Issuer does not believe that the disclosure schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.
Covenants and Agreements of the Parties
Each party agreed in the Merger Agreement to use their commercially reasonable efforts to effect the Closing. The Merger Agreement also contains covenants of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement, including covenants regarding (1) the operation of their respective businesses in the ordinary course of business, (2) the provision of access to their books and records, (3) confidentiality, (4) exclusive dealing, (5) enabling counsel of Xynomic to deliver to Xynomic a tax opinion regarding the tax-free nature of the Merger, (6) notifications of certain breaches, consent requirements or other matters, (7) efforts to consummate the Merger and obtain third party and regulatory approvals, (8) with respect to Xynomic, provision of interim financial statements, obtaining stockholder approval of the Merger and using commercially reasonable efforts to provide certain information concerning its intellectual property, and (9) with respect to the Issuer and Merger Sub, not contacting or communicating with the employees, customers, licensors, collaborators, service providers or suppliers of the Group Companies without the written consent of Xynomic, and continued employment as of the Effective Time of employees of the Group Companies immediately prior to the Effective Time.

SCHEDULE 13D
CUSIP G1142P 104

The parties also agreed that the board of directors of the Issuer at Effective Time will consist of the following nine directors, a majority of which shall be independent directors in accordance with Nasdaq listing requirements: one of the directors will be nominated by the Issuer, three of the directors will be nominated by Xynomic and two independent directors will be mutually agreed upon by the Issuer and Xynomic in addition to three existing independent directors of the Issuer. The parties also agreed that the executive officers of the Issuer at the Effective Time will consist of one officer nominated by the Issuer, two officers nominated by Xynomic and one officer mutually agreed upon by the Issuer and Xynomic.
The Issuer also agreed, as promptly as practicable after the date of the Merger Agreement, to file a proxy statement (the “Proxy Statement”) for a special meeting in lieu of an annual meeting of its shareholders to approve the Merger Agreement and related matters (the “Shareholder Meeting”) and provide all of its public shareholders with the opportunity to redeem their public shares in conjunction with the shareholder vote (the “Offer”). Without limitation, in the Proxy Statement, the Issuer must seek from its shareholders (i) approval of the Merger Agreement and the transactions contemplated thereby, (ii)  (x) approval of the Domestication and (y) adoption of the charter of the domesticated entity, effective as of the effective time of the Domestication, (iii) approval of the change of the name of the Issuer with effect from the Closing to “Xynomic Pharmaceuticals Holdings, Inc.", (iv) adoption and approval of the certificate of incorporation of the surviving company of the Merger, with effect from the Closing, (v) the assumption, at the Effective Time of the Merger, by the Issuer of Xynomic's Stock Incentive Plan, which provides for the granting of shares of the Issuer's common stock to employees of Xynomic and the Issuer in the form of stock options, restricted stock units, restricted stock or other equity-based awards, (vi)  the election of nine members of the Issuer's board of directors as of the Effective Time, (vii) adoption and approval of an amended certificate of incorporation and amended bylaws of the Issuer upon the Closing, and (viii) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger (such proposals are referred to as the "Bison Proposals").
The Issuer agreed, through its board of directors, to recommend that the Issuer's shareholders vote in favor of all Bison Proposals, and not withdraw or modify such recommendation prior to termination of the Merger Agreement.
Conditions to Consummation of the Merger
Consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Merger Agreement and the transactions contemplated thereby by Xynomic's and the Issuer's respective stockholders. Other closing conditions include, among others: (i) the respective representations of the parties to each other being true and correct; (ii) performance and compliance with in all material respects of the respective covenants and agreements of each party; (iii) the applicable waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or terminated; (iv) the Issuer having at least $7,500,001 of net tangible assets remaining after the closing of the contemplated transactions (including the Offer); (v) no material adverse effect with respect to Xynomic or the Issuer having occurred since the date of the Merger Agreement; (vi) the approval for listing on Nasdaq (subject to official notice of issuance) of the shares of the Issuer's common stock to be issued in connection with the Merger; (vii) the Issuer having obtained an opinion of Sidley Austin LLP (or another nationally recognized law firm proposed by Xynomic that is reasonably acceptable to the Issuer), dated as of the Closing date and in form and substance reasonably satisfactory to Xynomic, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger should qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code (as amended), which opinion will be subject to customary exceptions, assumptions and qualifications; and (viii) completion of the Domestication.

SCHEDULE 13D
CUSIP G1142P 104

Termination, Termination Fees and Expense Reimbursement
The Merger Agreement may be terminated under certain circumstances at any time prior to Closing, including, among others, by (i) mutual written consent by the Issuer and Xynomic, (ii) either party if the transactions contemplated by the Merger Agreement have not been completed by March 23, 2019 (as such date may be extended pursuant to the Merger Agreement, the "Outside Date"), (iii) either party if any representation or warranty of the opposing party is not materially true and correct or if the opposing party fails to perform in any material respect any covenant or agreement, subject to a 30-day cure period and other exceptions, and (iv) Xynomic if the Issuer's board of directors withdraws or changes its recommendation that the Issuer's stockholders vote in favor of the Bison Proposals, or if the Issuer's shareholders do not approve all Bison Proposals at the Issuer shareholder meeting (or at any adjournment or postponement thereof).
The Issuer will be required to reimburse Xynomic for its transaction-related expenses, up to a maximum of $500,000, if the Merger Agreement is terminated due to:
•
a breach by the Issuer of its obligations under the Merger Agreement relating to preparing and filing a proxy statement for obtaining, and obtaining, approval of the Merger and the Merger Agreement by the Issuer's stockholders and not consummating an alternative business combination with another party; or

•
any breach of the Merger Agreement by the Issuer or the Merger not closing by the Outside Date, and, within 12 months after termination of the Merger Agreement, the Issuer consummates an alternative business combination (or enters into a definitive agreement to consummate an alternative business combination, which is later consummated).

SCHEDULE 13D
CUSIP G1142P 104

Xynomic will be required to reimburse the Issuer for its transaction-related expenses, up to a maximum of $500,000, if the Merger Agreement is terminated due to Xynomic's stockholders failing to approve the Merger Agreement, a breach by Xynomic of its obligations under the Merger Agreement to provide information to the Issuer for inclusion in the proxy statement or Xynomic failing to close the Merger when it is required to do so. In this case, Xynomic will also be obligated to pay the Issuer's sponsor a $4,500,000 termination fee if (i) the breach by Xynomic causes the Issuer to not be able to satisfy its obligations under the Merger Agreement relating to preparing and filing a proxy statement for obtaining, and obtaining, approval of the Merger and the Merger Agreement by the Issuer's stockholders and not consummating an alternative business combination with another party, or to close the Merger on or prior to the Outside Date, or enter into a definitive agreement to consummate an alternative business combination by that date, and (ii) the Issuer ceases operations other than making required distributions to its shareholders pursuant to its organizational documents and its winding up and dissolution as a result of (x) failing to obtain shareholder approval to consummate any alternative business combination or (y) occurrence of an Automatic Redemption Event (as defined in the Issuer's Memorandum and Articles of Association).
Xynomic will also be required to reimburse the Issuer for its transaction-related expenses, up to a maximum of $500,000, if the Merger Agreement is terminated due to any breach of the Merger Agreement by Xynomic or because the Merger has not closed by the Outside Date, and within 12 months after termination of the Merger Agreement, Xynomic consummates an alternative business combination (or enters into a definitive agreement to consummate an alternative business combination, which is later consummated).
Governing Law and Dispute Resolution
The Merger Agreement is governed by Delaware law. Subject to limited exceptions, all claims relating to the Merger Agreement and the transactions contemplated thereby will be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware.
A copy of the Merger Agreement is filed with this Schedule as Exhibit 99.1 and is incorporated herein by reference.  The foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. Capitalized terms used in this "Merger Agreement" section but not otherwise defined in this Schedule 13D have the meanings set forth in the Merger Agreement.
Voting and Support Agreement
In connection with entering into the Merger Agreement, Xynomic and the Supporting Shareholders, which held in the aggregate as of the date of the Voting Agreement 1,911,250 Ordinary Shares, representing, in the aggregate, approximately 23.95% of the issued and outstanding Ordinary Shares, entered into the Voting and Support Agreement, dated as of September 12, 2018 (the "Voting Agreement") pursuant to which such Supporting Shareholders agreed to, among other things, vote all such Ordinary Shares (the "Subject Shares") at any meeting of the shareholders of the Issuer (or by written consent if the Issuer's shareholders act by written consent in lieu of a meeting) (a) in favor of the Merger Agreement and the transactions contemplated thereby, each other Bison Proposal and any other proposal included in the Proxy Statement related to the Merger for which the Issuer's board of directors has recommended that the Issuer shareholders vote in favor; and (b) against any competing alternative business combination with respect to the Issuer.
The Voting Agreement also provides that, subject to certain enumerated exceptions, the Supporting Shareholders will not create any liens on, transfer or otherwise dispose of, grant a proxy, power of attorney or other authorization respect to, or enter into a voting agreement with respect to their Subject Shares, or deposit the Subject Shares into a voting trust.
The Voting Agreement will terminate upon the earliest of (a) as to each shareholder party thereto, the mutual written consent of Xynomic and such shareholder, (b) the termination of the Merger Agreement and (c) the Effective Time.
A copy of the Voting Agreement is filed with this Schedule as Exhibit 99.2 and is incorporated herein by reference.  The foregoing description of the Voting Agreement is qualified in its entirety by reference thereto. Capitalized terms used in this "Voting Agreement" section but not otherwise defined in this Schedule 13D have the meanings set forth in the Voting Agreement

SCHEDULE 13D
CUSIP G1142P 104

Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, the Issuer will enter into an amended and restated registration rights agreement (the "Registration Rights Agreement") with certain existing investors of the Issuer (including its sponsor) and each of the stockholders of Xynomic immediately prior to the Effective Time (collectively, the "Investors"). Under the Registration Rights Agreement, the Investors will have registration rights that will obligate the Issuer to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), all or any portion of the 1,509,375 shares of common stock of the Issuer issued to certain existing investors (the "Founder Shares"), 432,063 private units issued by the Issuer to certain existing investors in conjunction with the consummation of its initial public offering (the "Private Units"), any private units which may be issued by the Issuer in payment of working capital loans made to the Issuer (the "Working Capital Units", together with Founder Shares, Private Units, the "Existing Registrable Securities"), and the Merger Consideration Shares (together with the Existing Registrable Securities and any securities of the Issuer issued as a dividend or distribution with respect thereto or in exchange therefor, the "Registrable Securities").
At any time and from time to time on or after (i) the one month anniversary of the Closing with respect to the Private Units or Working Capital Units, (ii) three months prior to the release of the Founder Shares under the terms of a certain escrow agreement; or (iii) nine months after the Closing with respect to the Merger Consideration Shares, the holders of a majority of all of the Existing Registrable Securities or the Merger Consideration Shares, calculated on an as-converted basis, may make a written demand for registration under the Securities Act of all or part of their Registrable Securities, and other holders of the Registrable Securities will be entitled to join in such demand registration, provided that the Issuer shall not be obliged to effect more than two demand registrations in any one year period or more than an aggregate of three demand registrations.
Subject to certain exceptions, if at any time on or after the Closing, the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of equity securities, under the Registration Rights Agreement, the Issuer shall give written notice of such proposed filing to the holders of the Registrable Securities and offer them an opportunity to register the sale of such number of Registrable Securities as such holders may request in writing, subject to customary cut-backs.
In addition, subject to certain exceptions, the holders of a majority of all of the Existing Registrable Securities or the Merger Consideration Shares, calculated on an as-converted basis, will be entitled under the Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of such Registrable Securities on Form S-3 or any similar short-form registration that may be available at such time.
Under the Registration Rights Agreement, the Issuer will agree to indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, employees, affiliates, directors, partners, members, attorneys and agents from and against any expenses, losses, judgments, claims, damages or liabilities resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which the sale of such Registrable Securities was registered under the Securities Act, unless such liability arose from a misstatement or omission by such selling holder. Each selling holder of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify the Issuer and certain persons or entities related to the Issuer, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents
A form of the Registration Rights Agreement is filed with this Schedule as Exhibit 99.3 and is incorporated herein by reference.  The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.
Lock-Up Agreement

The Merger Agreement contemplates that, at the Closing, the Issuer will enter into a lock-up agreement with each stockholder of Xynomic immediately prior to the Effective Time, in substantially the form attached to the Merger Agreement (each, a "Lock-Up Agreement"), with respect to the Merger Consideration Shares received in the Merger

SCHEDULE 13D
CUSIP G1142P 104

(collectively, the "Restricted Securities"). In such Lock-Up Agreement, each holder will agree that, subject to certain exceptions, during the period ending nine months after the Closing, it will not (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap, short sale, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to effect any transaction specified in clause (i) or (ii), or (iv) make any demand for or exercise any right with respect to the registration of any shares of the Issuer's common stock, subject to certain exceptions.
A form of the Lock-Up Agreement is filed with this Schedule as Exhibit 99.4 and is incorporated herein by reference.  The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Escrow Agreement

The Merger Agreement contemplates that, at or prior to the Closing, the Issuer will enter into an escrow agreement (the "Escrow Agreement") with the Stockholder Representative and Continental Stock Transfer & Trust Company, as escrow agent (the "Escrow Agent"). Pursuant to the Escrow Agreement and the Merger Agreement, the Escrow Shares will be deposited in the Escrow Account to serve as security for, and the exclusive source of payment of, the Issuer's indemnity rights under the Merger Agreement and any excess of the estimated Closing Merger Consideration over the final Closing Merger Consideration amount determined post-Closing. In addition, the Issuer will deposit the Earnout Shares in a separate Earnout Escrow Account, to be released therefrom to Xynomic stockholders or returned to the Issuer based on whether or not the Earnout Criteria are achieved.
A form of the Escrow Agreement is filed with this Schedule as Exhibit 99.5 and is incorporated herein by reference.  The foregoing description of the Escrow Agreement is qualified in its entirety by reference thereto.
Item 5.  Interest in Securities of the Issuer.
(a)-(b)
As of the date of this Schedule (i) no Ordinary Shares are owned by Xynomic and (ii) as a result of the Voting Agreement, Xynomic may be deemed to be the beneficial owner of, and to have the shared voting power with respect, to 1,911,250 Ordinary Shares. To Xynomic's knowledge, based upon 7,978,937 outstanding Ordinary Shares as of the date of the Merger Agreement, as set forth in the Merger Agreement, the Supporting Shareholders own or control in the aggregate approximately 23.95% of the outstanding Ordinary Shares. Pursuant to Rule 13d-4 under the Exchange Act, Xynomic expressly disclaims beneficial ownership of any Ordinary Shares or other securities of the Issuer that are subject to the Voting Agreement, and nothing herein shall be deemed an admission by Xynomic as to the beneficial ownership of such shares or other securities.

(c)-(d)
Except as described herein, none of Xynomic's, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Ordinary Shares during the past 60 days. Furthermore, Xynomic knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

SCHEDULE 13D
CUSIP G1142P 104

Item 7.  Material to Be Filed as Exhibits.
Exhibit
Number	Description of Exhibits
Exhibit 99.1
Agreement and Plan of Merger, dated as of September 12, 2018, by and between among Xynomic, the Issuer, Merger Sub and Yinglin Mark Xu, solely in his capacity as the Stockholder Representative thereunder (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018, 2018).

Exhibit 99.2
Voting and Support Agreement, dated as of September 12, 2018, 2018, by and among Xynomic and the shareholders of the Issuer party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018, 2018).

Exhibit 99.3
Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018).

Exhibit 99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018).
Exhibit 99.5	Form of Escrow Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018).
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  September 20, 2018

XYNOMIC PHARMACEUTICALS, INC.

By:         s/ Yinglin Mark Xu
Name:   Yinglin Mark Xu
Title:      Chairman, Chief Executive Officer and President

SCHEDULE 13D
CUSIP G1142P 104

INDEX OF EXHIBITS
Exhibit
Number	Description of Exhibits
Exhibit 99.1
Agreement and Plan of Merger, dated as of September 12, 2018, by and between among Xynomic, the Issuer, Merger Sub and Yinglin Mark Xu, solely in his capacity as the Stockholder Representative thereunder (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018, 2018).

Exhibit 99.2
Voting and Support Agreement, dated as of September 12, 2018, 2018, by and among Xynomic and the shareholders of the Issuer party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018, 2018).

Exhibit 99.3
Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018).

Exhibit 99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018).
Exhibit 99.5	Form of Escrow Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2018).

Annex A

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Xynomic as of September 19, 2018. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to a position with Xynomic.  The principal business address of each person listed below is Suite 4202, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai 200031, China.

Name	Current Principal Occupation or Employment	Country of Citizenship
Yinglin Mark Xu	Co-founder, Chairman, Chief Executive Officer and President	United States of America
Tingzhi Qian	Director	People's Republic of China
Wentao Jason Wu	Director and Chief Operating Officer	United States of America
Yong Cui	Director and Vice President of Chemistry, Manufacturing, and Controls	United States of America
Steven Murray Yule	Interim Chief Medical Official	United Kingdom
Ying Chasey Zhang	Vice President of Global Strategic Sourcing	Singapore
Bing Zhao	Vice President of Clinical & Regulatory Affairs, Greater China	People's Republic of China
Mary Leigh Perry Abbott	Director of Clinical Operations	United States of America

Note:
Steven Murray Yule is based in London, United Kingdom, Bing Zhao is based in Beijing, China, and Mary Leigh Perry Abbott is based in North Carolina, US.